On December 28, 2000, the special meeting of shareholders of The Indonesia Fund, Inc. (the "Fund") was duly held and adjourned to February 13, 2001. The following matter was voted upon:

(1) To approve a Merger Agreements and Plan of Reorganization whereby the Jakarta Growth Fund, Inc. will merge with and into the Fund.


For
Against
Abstain
Non-Votes
2,593,219
41,396
16,878
1,957,496